**Home61, Inc.**
**Consolidated Statement of Changes in Stockholders' Equity**
**For the Years Ended December 31, 2016 and 2015**
**(unaudited)**

| | Common Stock | | Preferred Stock | | Additional Paid | Treasury Stock | | Non-controlling | Shares to | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | in Capital | Shares | Amount | Interest | be Issued | Deficit | Equity |
| **Balance - December 31, 2014** | **1,492,500** | **$ 149** | **-** | **$ -** | **$ 311,101** | **31,250** | **$ (3,125)** | **$ 12,458** | **$ -** | **$ (147,949)** | **$ 172,634** |
| Shares issued at $3.42 ($.0001 par) | | | 289,126 | 29 | 988,649 | | | | | | 988,678 |
| Stock Options Issued (Home61 Miami, Inc.) | | | | | 2,563 | | | | | | 2,563 |
| Net loss | - | | - | | | | | (15,048) | - | (555,860) | (570,908) |
| **Balance December 31, 2015** | **1,492,500** | **149** | **289,126** | **29** | **1,302,313** | **31,250** | **(3,125)** | **(2,590)** | **-** | **(703,809)** | **592,967** |
| Common stock subscriptions, to be issued | | | | | | | | | 1,159,973 | | 1,159,973 |
| Stock Options Issued (Home61 Miami, Inc.) | | | | | 2,930 | | | | | | 2,930 |
| Net Loss | | | | | | | | (17,041) | | (812,478) | (829,519) |
| **Balance - December 31, 2016** | **1,492,500** | **$ 149** | **289,126** | **$ 29** | **$ 1,305,243** | **31,250** | **$ (3,125)** | **$ (19,631)** | **$ 1,159,973** | **$ (1,516,287)** | **$ 926,351** |

See independent accountants' review report
The accompanying notes are an integral part of these financial statements